Exhibit 4.13

EXECUTIVE EMPLOYMENT AGREEMENT (NOVEMBER 2013)

THIS AGREEMENT made as of the 07 day of November, 2013.

BETWEEN:

SMART TECHNOLOGIES Corporation, a Delaware corporation (the “Corporation”)

OF THE FIRST PART

AND

SCOTT BROWN, of Bellevue, Washington (the “Executive”)

OF THE SECOND PART

WHEREAS the Corporation and the Executive entered into an Executive Employment Agreement dated as of May 8, 2013 (the “Former Agreement”);

AND WHEREAS the parties wish to outline and confirm the terms and conditions of their employment relationship in this Executive Employment Agreement (November 2013) (this “Agreement”);

NOW THEREFORE in consideration of the payment of the sum of ONE ($1.00) DOLLAR by each party to the other, the mutual covenants and agreements hereinafter contained and other good and valuable consideration (the receipt and sufficiency which is hereby acknowledged) the parties have agreed and this Agreement witnesses as follows:

ARTICLE 1

TERM OF EMPLOYMENT

1.1 The Corporation agrees to continue to employ the Executive in the capacity of President, Enterprise and reporting to Chief Executive Officer (“CEO”), and the Executive agrees to continue to perform the duties required of the Executive in accordance with this Agreement.

1.2 This Agreement shall be effective as of November 7, 2013 (the “Effective Date”) and the Executive’s employment and this Agreement shall continue indefinitely thereafter until terminated in accordance with this Agreement.

ARTICLE 2

DUTIES

2.1 The Executive shall continue to serve the Corporation in the capacity of President, Enterprise and shall continue to perform the duties, initially as outlined in Schedule “A” and as determined from time to time by the CEO and/or the Board of Directors of the Corporation, to the best of the Executive’s ability and hereby covenants to continue to use the Executive’s best efforts to promote the interests of the Corporation.

2.2 The Executive shall also continue to serve as President, Enterprise of the Corporation’s parent corporation SMART Technologies ULC (“SMART ULC”), and shall hold such other titles and positions with other subsidiaries and affiliates of the Corporation as may be reasonably requested by the Board of Directors of the Corporation from time to time.

2.3 The Executive agrees to devote the Executive’s full time and attention to the business and affairs of the Corporation and its affiliates and subsidiaries (the “SMART Group”) and shall not, without the consent of the CEO and/or the Board of Directors of the Corporation, undertake during the course of the Executive’s employment any other business or occupation or become a director, officer, consultant, advisor, employee, or agent of another company, firm or proprietorship.

ARTICLE 3

REMUNERATION, BENEFITS AND OTHER

3.1 The Executive shall receive an annual salary (“Annual Salary”) of USD$300,000 less statutory deductions payable in equal instalments in arrears on a semi-monthly basis. The Annual Salary of the Executive will be reviewed on an annual basis, and may, in the absolute discretion of the Compensation Committee of the Board of Directors of the Corporation, be increased from time to time.

3.2 In addition to the Annual Salary provided for in Article 3.1, the Executive may also receive an annual bonus, the payment terms and potential amount of which are described in the Discretionary Bonus Plan and as proposed by the CEO to the Compensation Committee who may recommend that the Board of Directors approve such payment.

3.3 In addition to the Annual Salary provided for in Article 3.1, the Executive shall be entitled to receive the following perquisites and benefits as further described in the Corporation’s benefit material and Corporate policy documents (as amended from time to time):

(a)	participation in the group benefit plan adopted by the Corporation for all employees, and as amended from time to time;

(b)	participation in the Corporation’s 401K in accordance with the terms and conditions of such plan, as may be amended from time to time;

(c)

paid vacation of three (3) weeks per year and additional time off in accordance with the Corporation’s Paid Time Off policy, as amended from time to time, and in taking such time off the Executive shall have regard to the business of the Corporation; and

(d)	participation in such other plans, programs and perquisites as may be adopted by the Corporation for either all employees or executive management personnel and as amended from time to time.

3.4 In addition, the Executive shall continue to participate in the Corporation’s amended and restated equity incentive plan (the “Amended and Restated Equity Incentive Plan”) and shall be eligible for consideration for grants of options, performance share units (“Performance Share Units”), and restricted share units (“Restricted Share Units”), such grants to be in accordance with the Amended and Restated Equity Incentive Plan, and the relevant award agreements, as such terms are amended by this Agreement. The Corporation confirms that in addition to other awards under the Amended and Restated Equity Incentive Plan, the Executive was on May 16, 2013 granted 250,000 performance restricted share units (the “2013 PRS Units”).

3.5 Upon the occurrence of either a Change of Control or Going Private Transaction (as such terms are defined in Schedule “B”) and provided the Executive remains employed at such time:

(a)

all Restricted Share Units granted to the Executive that would otherwise vest within the one (1) year period following the effective date of the Change of Control or Going Private Transaction shall accelerate and vest as of the effective date of the Change of Control or Going Private Transaction and be paid by the Corporation in accordance with the Amended and Restated Equity Incentive Plan and the related restricted share unit agreement; and

(b)

all Performance Share Units granted to the Executive that have performance criteria comprised of annualized total shareholder return (“TSR”) shall accelerate and vest as of the effective date of the Change of Control or Going Private Transaction and shall be redeemed and paid pursuant to the terms of the Amended and Restated Equity Incentive Plan and the relevant performance share unit agreements and the calculation of the TSR shall be determined after giving effect to the transaction that constituted the Change of Control or Going Private Transaction.

3.6 Upon the occurrence of a Change of Control or Going Private Transaction and within one (1) year of the effective date of the Change of Control or Going Private Transaction there is an event or events which constitute Good Reason (as defined in Schedule “B”) then, as of the date of the event or events that constitute Good Reason:

(a)

all 2013 PRS Units shall accelerate and vest and shall be redeemed and paid pursuant to the terms of the Amended and Restated Equity Incentive Plan on such date, at the highest performance multiple stipulated in the performance RSU agreement; and

(b)

all Performance Share Units granted to the Executive that do not have TSR performance criteria, excluding the 2013 PRS Units, shall accelerate and vest on such date provided that the performance criteria associated with such Performance Share Unit award(s) has been fulfilled, met, satisfied, or otherwise achieved in full, and only in such event shall be redeemed and paid pursuant to the terms of the Amended and Restated Equity Incentive Plan.

3.7 The Executive shall be reimbursed for all reasonable out-of-pocket expenses actually and properly incurred by the Executive in connection with the Executive’s duties hereunder. For all such expenses the Executive shall furnish to the Corporation statements and vouchers as and when required by it.

ARTICLE 4

TERMINATION OF THIS AGREEMENT

4.1 The Corporation may terminate the Executive’s employment and this Agreement for just cause at any time without notice and without any payment to the Executive whatsoever, save and except only for payment of the pro rata Annual Salary earned for services rendered up to and including the last day actually worked by the Executive, and any accrued and unused vacation pay. If the Executive’s employment and this Agreement is terminated for just cause the Executive shall not be entitled to any bonus or pro rata bonus payment.

4.2 The Executive can resign from the Executive’s employment and terminate this Agreement by providing the Corporation with two (2) months’ written notice of the resignation date. If the Executive so resigns, the Executive is not entitled to any severance compensation nor is the Executive entitled to any bonus or pro rata bonus payment.

4.3 The employment of the Executive and the Corporation’s obligation to compensate the Executive with respect to employment will terminate:

(a)	upon mutual written agreement of the parties; or

(b)	upon the death of the Executive.

4.4 The Corporation may immediately terminate this Agreement and the Executive’s employment, for any reason other than the reasons in Articles 4.1, 4.2 and 4.3, and the Corporation shall pay the Executive, subject to the condition in Article 4.10, within five (5) business days of the Executive’s last day actively at work (the “Termination Date”) for the Corporation, the following:

(a)	the pro rata Annual Salary earned, but not yet paid, up to the Termination Date;

(b)	all vacation accrued and unused as of the Termination Date to be calculated in accordance with the Corporation’s policies and procedures;

(c)	a separation benefit calculated on the following basis (the “Separation Benefit”):

(i)	one (1.0) times the Executive’s then Annual Salary, less required withholdings; plus

(ii)

one (1.0) times the average of all Discretionary Bonus Plan bonus payments to the Executive by the Corporation in the three (3) fiscal years prior to the Termination Date, less required withholdings; plus

(iii)	in consideration of the termination of all benefits and perquisites effective the Termination Date, an additional amount equal to seven percent (7%) of the Executive’s then Annual Salary; and

(d)

a payment equal to the average of all Discretionary Bonus Plan bonus payments paid to the Executive by the Corporation in the three (3) fiscal years prior to the Termination Date, prorated to reflect the period of time that the Executive was employed with the Corporation in the fiscal year in which the Termination Date occurred.

4.5 If the Corporation terminates this Agreement and the Executive’s employment, for any reason other than the reasons in Articles 4.1, 4.2 and 4.3, within twelve (12) months following a Change of Control or a Going Private Transaction, the Corporation shall within five (5) business days of the Termination Date, pay or provide to the Executive, subject to the condition in Article 4.10, in addition to the payments provided for in Article 4.4:

(a)

all 2013 PRS Units shall accelerate and vest and shall be redeemed and paid pursuant to the terms of the Amended and Restated Equity Incentive Plan, at the highest performance multiple stipulated in the performance RSU agreement; and

(b)

all Performance Share Units granted to the Executive that do not have TSR performance criteria, excluding the 2013 PRS Units, shall accelerate and vest on such date provided that the performance criteria associated with such Performance Share Unit award(s) has been fulfilled, met, satisfied or otherwise achieved in full, and only in such event shall be redeemed and paid pursuant to the terms of the Amended and Restated Equity Incentive Plan.

4.6 Upon the occurrence of a Change of Control (as defined in Schedule “B”) and within one (1) year of the Change of Control an event or events that constitute Good Reason, the Executive shall have the right, for a period of ninety (90) days following the event or events that constitute Good Reason, to elect to terminate this Agreement and employment with the Corporation upon providing the Corporation with one (1) week advance written notice. If the Executive so elects to terminate this Agreement and employment with the Corporation, the Corporation shall, subject to the condition in Article 4.10, pay the Executive within five (5) business days of the Termination Date the payment and Separation Benefit provided for in Article 4.4, and in addition, accelerate and vest certain awards under the Amended and Restated Equity Incentive Plan in accordance with the provisions of Articles 4.5(a) and (b) above.

4.7 If the Corporation terminates this Agreement and the Executive’s employment pursuant to Article 4.4, and the effective date of a Change of Control or a Going Private Transaction is within three (3) months following the Termination Date, then in addition to the payment provided for in Article 4.4, on the effective date of a Change of Control or a Going Private Transaction:

(a)

all 2013 PRS Units shall accelerate and vest and shall be redeemed and paid pursuant to the terms of the Amended and Restated Equity Incentive Plan, at the highest performance multiple stipulated in the performance RSU agreement;

(b)

all Performance Share Units granted to the Executive that do not have TSR performance criteria, excluding the 2013 PRS Units, shall accelerate and vest on such date provided that the performance criteria associated with such Performance Share Unit award(s) has been fulfilled, met, satisfied or otherwise achieved in full, and only in such event shall be redeemed and paid pursuant to the terms of the Amended and Restated Equity Incentive Plan;

(c)

all Restricted Share Units granted to the Executive that would otherwise vest within the one (1) year period following the effective date of the Change of Control or Going Private Transaction shall accelerate and vest as of the effective date of the Change of Control or Going Private Transaction and be paid by the Corporation in accordance with the Amended and Restated Equity Incentive Plan and the related restricted share unit agreement; and

(d)

all Performance Share Units granted to the Executive that have performance criteria comprised of annualized TSR shall accelerate and vest as of the effective date of the Change of Control or Going Private Transaction and shall be redeemed and paid pursuant to the terms of the Amended and Restated Equity Incentive Plan and the relevant performance share unit agreements and the calculation of the TSR shall be determined after giving effect to the transaction that constituted the Change of Control or Going Private Transaction.

4.8 The parties agree that because there can be no exact measure of the damages that the Executive would incur as a result of the termination of this Agreement and employment, the Separation Benefit payment contemplated in this Article 4, would be deemed to constitute a genuine pre estimate of the loss that the Executive would suffer upon the termination of employment and the parties agree that this constitutes liquidated damages and not a penalty, and the Corporation agrees that the Executive will not be required to mitigate the Executive’s damages.

4.9 The Executive understands and agrees that all benefits of employment, including long-term disability coverage, will cease as of the Termination Date, and the Corporation has no liability for any damages caused by the cessation of such benefits regardless of the reason for termination or resignation. The Corporation has no obligation to extend benefit coverage past the Termination Date.

4.10 The Executive agrees that, in exchange for the payments contemplated in Articles 4.4 and 4.5, and the accelerated vesting of certain awards under the Amended and Restated Equity Incentive Plan, that the Executive shall sign a full and final release in favor of the SMART Group, in a form satisfactory to the Corporation, acting reasonably, and provided such release shall not apply to any obligations of the Corporation to the Executive under indemnity agreement or directors’ and officers’ liability insurance contracts providing coverage for claims made against directors and officers acting in their capacity as directors and officers of the Corporation.

4.11 Notwithstanding the cessation of the Executive’s employment and the termination of this Agreement, or the manner of termination, the provisions of Articles 5, 6, 7 and 8 of this Agreement shall survive such termination.

ARTICLE 5

PERSONAL COVENANTS AND POST-TERMINATION OBLIGATIONS

5.1 The Executive has carefully read and considered the provisions of this Article 5 and, having done so, agrees that the restrictions set forth in this Article are fair and reasonable, and are reasonably required for the protection of the interests of the Corporation. The Executive recognizes and agrees that as an employee and executive of the Corporation, the Executive will become knowledgeable, aware and possessed of confidential information. The Executive acknowledges and agrees that the Corporation is the sole and exclusive owner and proprietor of all such confidential information, and that the Executive owes a fiduciary duty to the Corporation that includes, without limitation, a duty to ensure that confidential information is and remains at all times confidential.

5.2 Non-Competition

(a)

The Executive further acknowledges that in the course of employment the Executive will be assigned duties that will give the Executive knowledge of confidential and proprietary information which relates to the conduct and details of SMART Group’s business including SMART Group’s customers and marketing programs and which may result in irreparable injury to the Corporation if the Executive could enter into the employment of a business which is the same as or similar to and which is competitive to the Business (as Business is hereinafter defined). The Executive agrees with, and for the benefit of, the Corporation that the Executive shall not without the prior written approval of the Board of Directors of the Corporation during the term of the Executive’s employment with the Corporation or at any time within the period of one (1) year following the date of cessation of the Executive’s employment with the Corporation, however caused, either as an individual or as a partner or joint venturer or otherwise in conjunction with any person or persons, firm, association, syndicate, company or corporation, as principal, agent, consultant, director, officer, employee, investor or in any other manner whatsoever, directly or indirectly, carry on, be engaged in, be interested in, or be concerned with, or permit the Executive’s name or any part thereof to be used or employed by any such person or persons, firm, association, syndicate, company or corporation, carrying on, engaged in, interested in or concerned with, a business which is the same as or similar to the business conducted by SMART Group as at the date of cessation of the Executive’s employment (the “Business”) within Canada and the United States or anywhere in the world where the SMART Group undertakes business.

(b)

The Executive has the right to request the Corporation in advance for its agreement that a proposed business or position is not prohibited within the terms of this Agreement. If the Executive receives written acknowledgment by the Corporation that the Corporation does not object to the Executive’s participation in any proposed business or position, then the Executive shall be allowed to so participate.

(c)

This Article shall not prevent the Executive from purchasing as a passive investor up to two (2%) percent of the outstanding publicly traded shares or other securities of any class of an issuer listed on a recognized stock exchange.

5.3 Non-Disclosure

The Executive understands that the Corporation desires to keep its contractual relationship with SMART Group’s customers confidential. The Executive agrees not to disclose any customer relationships unless authorized in writing by the Corporation or required by law other than pursuant to an agreement made by the Executive.

5.4 Confidential Information

The Executive will have access to SMART Group’s confidential information including, without limitation, information and data of or relating to its customers. Such information and data is understood to include all information and data relating to SMART Group’s or the customer’s technology, know-how, products and technical and business data, and marketing strategies. The Executive agrees to accept and retain such information and data in confidence and, at all times during or after the termination of employment, not to disclose or reveal such information and data to others and to refrain from using such information and data for purposes other than those authorized by the Corporation. At the request of the Corporation, and upon cessation of employment, the Executive will promptly turn over to the Corporation all written or descriptive matter containing confidential or proprietary information or data.

5.5 Patent-Copyright-Trademark

(a)

The Executive agrees to make prompt and complete disclosure to the Corporation of any (i) invention, discovery, or improvement (“Invention”), whether patentable or not and (ii) copyrightable material, which relate to the Business of SMART Group and which is made, conceived, or authored by the Executive, alone or with others, during the term of employment and, with respect to an Invention, for one (1) year following the cessation of employment.

(b)

The Executive agrees to and does hereby assign to the Corporation all of the Executive’s right, title and interest in any Invention(s) and copyrightable material. At the request and expense of the Corporation, the Executive will render whatever assistance may be necessary for the Corporation to secure a patent or copyright for such Invention(s) or material.

5.6 Non-Solicitation

The Executive agrees that as a result of the Executive’s position with the Corporation, that the Executive has confidential information with respect to other employees, consultants and customers of SMART Group. The Executive agrees for a period of two (2) years after cessation of the Executive’s employment with the Corporation, regardless of the reason for cessation, the Executive shall not, directly or indirectly:

(a)	solicit, induce, encourage or facilitate employees or consultants of SMART Group to leave the employment of, or consulting relationship with SMART Group; and

(b)

solicit, induce, encourage or facilitate any customer the Executive knows to be a customer of SMART Group to alter, modify, vary, diminish, or cease such customer’s relationship with SMART Group, including without limitation, in favor or for the benefit of the Executive.

5.7 Property

All reports, computer programs, manuals, listings (including customer listings) and any other documentation or data furnished to or prepared by the Executive in connection with the Executive’s employment shall be the property of the Corporation.

5.8 Assistance in Litigation

The Executive shall, after termination of this Agreement for any reason whatsoever, upon reasonable notice and upon payment of reasonable expenses and reasonable compensation by the Corporation (but in no event shall such payment be at a rate less than what is specified in the indemnity agreement between the Corporation and the Executive in effect from time to time) , furnish such information and proper assistance to the Corporation as may be reasonably required by the Corporation in connection with any litigation in which it is or may become a party other than litigation by the Corporation against the Executive.

5.9 The Executive acknowledges and agrees that the provisions of this Article 5 do not limit the fiduciary obligations that the Executive owes to the Corporation, both during and after the cessation of the Executive’s employment and the termination of this Agreement.

ARTICLE 6

PERSONAL DATA AND PRIVACY

6.1 The Executive acknowledges and agrees that the Corporation has the right to collect, use and disclose the Executive’s personal information for purposes relating to the Executive’s employment with the Corporation, including:

(a)	ensuring that the Executive is paid for the services performed for the Corporation;

(b)

administering any benefits to which the Executive is or may become entitled to, including medical, dental, disability and life insurance benefits. This shall include the disclosure of the Executive’s personal information to any insurance company and/or broker or to any entity that manages or administers the Corporation’s benefits on behalf of the Corporation;

(c)	compliance with any withholding requirements relating to the Executive’s employment;

(d)	conducting any compensation and benefit review;

(e)	enforcing the Corporation’s policies including those relating to the proper use of the electronic communications network and to comply with applicable laws; and

(f)

in the event of a potential sale or transfer of all or part of the shares or assets of the Corporation or, disclosing to any potential acquiring organization the Executive’s personal information for the purpose of determining the value of the Corporation and to evaluate the Executive’s position in the Corporation. If the Executive’s personal information is disclosed to any potential acquiring organization, the Corporation will require the potential acquiring organization to agree to protect the privacy of the Executive’s personal information in a manner that is consistent with any policy of the Corporation dealing with privacy that may be in effect from time to time and/or any applicable law that may be in effect from time to time.

ARTICLE 7

NOTICE

7.1 Any notice required to be given hereunder shall be in writing and sufficiently made if delivered personally or mailed by prepaid registered mail to the parties at their respective addresses herein.

(a)	The Executive:

Scott Brown

13835 NE 44th Place

Bellevue, WA 98005

(b)	The Corporation:

SMART TECHNOLOGIES CORPORATION

1655 North Fort Myers Dr., Suite 1120

Arlington, VA 22209

Attention: CEO, PRIVATE and CONFIDENTIAL

With a copy to:

SMART TECHNOLOGIES ULC

3636 Research Road N.W.

Calgary, Alberta T2L 1Y1

Attention: Vice President, People Services

Any such notice shall be deemed to have been given on the date it is delivered if personally delivered or, if mailed, on the third business day following the mailing thereof. Either party may change its address for service by giving written notice hereunder.

ARTICLE 8

GENERAL PROVISIONS

8.1 Prior Employment Agreements

This Agreement supersedes and replaces any prior written or unwritten employment agreements between the Executive and the Corporation, including the Former Agreement, with the exception that the Executive acknowledges that the Executive continues to be bound by all earlier confidentiality, conflict of interest, fiduciary and intellectual property restrictions and obligations owed to the Corporation.

8.2 Waiver

Any waiver by a party of any breach of any provision of this Agreement by the other party shall not be binding unless in writing, and shall not operate or be construed as a waiver of any other or subsequent breach by the Executive.

8.3 Headings

The headings used in this Agreement are for convenience only and are not to be construed in any way as additions to or limitations of the covenants and agreements contained in it.

8.4 Enurement

The provisions of this Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective heirs, executors, administrators, other legal personal representatives, successors and permitted assigns.

8.5 Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

8.6 Time of the Essence

Time shall be of the essence of this Agreement.

8.7 Enforceability and Severability

If any paragraph, subparagraph or provision of this Agreement is determined to be unenforceable by a Court of competent jurisdiction then such provision shall be severable from the remainder of this Agreement and the remainder of this Agreement shall be unaffected thereby and shall remain in full force and effect.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written, and effective as of the Effective Date.

SMART TECHNOLOGIES CORPORATION

Per:	/s/ Neil Gaydon
Neil Gaydon Chief Executive Officer

/s/ Pam Ramotowski	/s/ Scott Brown
Witness	SCOTT BROWN

SCHEDULE “A”

The Executive’s duties and responsibilities shall include:

•

Develop and execute the Enterprise Business Unit’s market strategy, financial objectives, and operating plans to grow the business by leveraging SMART’s assets, technology, market position, brand and strategic relationships.

•

Deliver top-and bottom-line performance. Lead all day-to-day operations of the business unit to achieve rapid and sustainable bottom-line impact and achieve all financial, customer, and operating targets.

•	Oversee, and continuously improve, all functions for the business unit, including:

•	Sales

•	Marketing

•	Customer Service and Support

•

Build credible, collaborative and effective working relationships with the CEO, the executive team, the board of directors, line employees and key customers and partners to ensure the go-forward plan has comprehensive commitment across the organization.

•

Set the “tone” for the business culture, fostering a success-oriented, accountability-based culture and ensuring that the mission and core values of the business are put into practice. Exemplify the values of open communication, creativity and imagination to engender a team spirit to solve problems and identify and capture new business opportunities.

•

Build a cohesive, high-performance organization. Work effectively to attract, recruit, retain, motivate and develop members of the team, providing mentoring as a cornerstone to a management career development program. Assess, develop, and implement the organization structure needed to ensure that the organization is positioned to meet operational objectives.

•

Be a highly accessible and visible leader to the organization, thereby sustaining and evolving SMART’s entrepreneurial culture while instilling processes, infrastructure and procedures necessary to scale operations.

•	Other duties as assigned.

SCHEDULE “B”

DEFINITIONS

For the purposes of this Agreement the following terms mean the following:

(a)	“Affiliate” means affiliates and associates as those terms are defined in the Business Corporations Act (Alberta), as amended from time to time;

(b)	“Change of Control” shall mean the occurrence of any of the following events:

(i)

a person, or group of persons, acting jointly and in concert, becomes the beneficial owner of securities of the Corporation constituting 50% or more of the voting power of all outstanding voting securities of the Corporation,

(ii)

individuals who were proposed as nominees (but not including nominees under a shareholder proposal) to become directors of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for, or an item of business relating to, the election of directors of the Corporation, not constituting a majority of the directors of the Corporation following such election;

(iii)

a merger, consolidation, amalgamation or arrangement of the Corporation (or a similar transaction) occurs, unless after the event, 50% or more of the voting power of the combined corporation is beneficially owned by the same person or group of persons as immediately before the event; or

(iv)

the Corporation’s shareholders approve a plan of complete liquidation or winding-up of the Corporation, or the sale or disposition of all or substantially all the Corporation’s assets (other than a transfer to an Affiliate of the Corporation);

provided that the following shall not constitute a Change of Control:

(A)

any person, or group of persons, acting jointly or in concert, becoming the beneficial owner of the threshold of securities specified in (a) as a result of the acquisition of securities by the Corporation or an Affiliate or a subsidiary which, by reducing the number of securities outstanding, increases the proportional number of securities beneficially held by that person or group of persons;

(B)	any acquisition of securities directly from the Corporation in connection with a bona fide financing or series of financings by the Corporation;

(C)	any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Corporation and/or its Affiliates; or

(D)	beneficial ownership by the Corporation or its Affiliates or any increased ownership by any of them.

(c)

“Going Private Transaction” shall mean a transaction or series of transactions which has the effect of transforming the Corporation into a private company (a company whose shares or securities are not listed and posted for trading on the TSX or other recognized stock exchange) and thereby eliminating the public shareholders; and

(d)

“Good Reason” shall mean: (i) any adverse change, by the Corporation and without the agreement of the Executive following a Change of Control, in any of the duties, powers, rights, discretions, salary, bonus, benefits, existing Awards (as defined in the Corporation’s Amended and Restated Equity Incentive Plan), title or lines of reporting, such that immediately after such change or series of changes, the responsibilities and status of the Executive, taken as a whole, are not at least substantially equivalent to those assigned to the Executive immediately prior to such change or series of changes; (ii) the requirement that the Executive be based anywhere other than the Corporation’s Calgary executive office on a normal and regular basis; or (iii) any reason which would be constructive dismissal by a court of competent jurisdiction.

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AMENDING AGREEMENT NO. 1

TO EXECUTIVE EMPLOYMENT AGREEMENT (NOVEMBER 2013)

This Amendment (“Amendment”) amends the Executive Employment Agreement between SMART Technologies Corporation and Scott Brown effective as of November 7, 2013 (the “Agreement”).

This Amendment is effective as of May 16, 2014 (the “Effective Date”).

Capitalized terms not defined herein will have the meaning ascribed to them under the Agreement.

For good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

Schedule “B” to the Agreement is deleted and hereby replaced in its entirety with the following:

SCHEDULE “B”

DEFINITIONS

For the purposes of this Agreement the following terms mean the following:

“Affiliate” means affiliate as that term is defined in the Business Corporations Act (Alberta), as amended from time to time;

“Change of Control” shall mean the occurrence of any of the following events:

a person, or group of persons, acting jointly and in concert, becomes the beneficial owner of securities of the Corporation constituting 50% or more of the voting power of all outstanding voting securities of the Corporation;

individuals who were proposed as nominees (but not including nominees under a shareholder proposal) to become directors of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for, or an item of business relating to, the election of directors of the Corporation, not constituting a majority of the directors of the Corporation following such election;

a merger, consolidation, amalgamation or arrangement of the Corporation (or a similar transaction) occurs, unless after the event, 50% or more of the voting power of the combined corporation is beneficially owned by the same person or group of persons as immediately before the event; or

the Corporation’s shareholders approve a plan of complete liquidation or winding-up of the Corporation, or the sale or disposition of all or substantially all the Corporation’s assets (other than a transfer to an Affiliate of the Corporation), provided that the following shall not constitute a Change of Control:

(A)

any person, or group of persons, acting jointly or in concert, becoming the beneficial owner of the threshold of securities specified in (a) as a result of the acquisition of securities by the Corporation or an Affiliate of the Corporation or a subsidiary which, by reducing the number of securities outstanding, increases the proportional number of securities beneficially held by that person or group of persons;

(B)	any acquisition of securities directly from the Corporation in connection with a bona fide financing or series of financings by the Corporation;

(C)	any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Corporation and/or its Affiliates; or

(D)	beneficial ownership by the Corporation or its Affiliates or any increased ownership by any of them;

“Going Private Transaction” shall mean a transaction or series of transactions which has the effect of transforming the Corporation into a private company (a company whose shares or securities are not listed and posted for trading on the TSX or other recognized stock exchange) and thereby eliminating the public shareholders; and

“Good Reason” shall mean: (i) any adverse change, by the Corporation and without the agreement of the Executive following a Change of Control, in any of the duties, powers, rights, discretions, salary, bonus, benefits, existing Awards (as defined in the Corporation’s Amended and Restated Equity Incentive Plan), title or lines of reporting, such that immediately after such change or series of changes, the responsibilities and status of the Executive, taken as a whole, are not at least substantially equivalent to those assigned to the Executive immediately prior to such change or series of changes; (ii) the requirement that the Executive be based anywhere other than the Corporation’s Calgary executive office on a normal and regular basis; or (iii) any reason which would be constructive dismissal by a court of competent jurisdiction.

All other provisions and terms and conditions of the Agreement remain unamended and in full force and effect.

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

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IN WITNESS WHEREOF, the parties have executed this Amendment by persons duly authorized as of the Effective Date and effective as of the Effective Date.

SMART TECHNOLOGIES CORPORATION

Per:	/s/ Neil Gaydon
Neil Gaydon President and Chief Executive Officer

/s/ Pam Ramotowski	/s/ Scott Brown
Witness	SCOTT BROWN

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